EXHIBIT 99.1

Galapagos receives transparency notification from FMR LLC

Mechelen, Belgium; 23 December 2022, 22.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) received a transparency notification from FMR LLC.

Pursuant to Belgian transparency legislation1, Galapagos received a transparency notification on 22 December 2022 from FMR LLC, who notified that it holds 3,884,633 of Galapagos’ voting rights, consisting of 3,884,633 ordinary shares. FMR LLC controls investment funds Fidelity Management & Research Company LLC, FIAM Holdings LLC, Fidelity Management Trust Company and Strategic Advisers LLC, of which Fidelity Management & Research Company LLC increased its position to 3,367,506 voting rights, Fidelity Management Trust Company increased its position to 500,070 voting rights and Strategic Advisers LLC decreased its position to 510 voting rights. Hence, the first-mentioned controlled undertaking of the FMR LLC group individually crossed above the 5% threshold. FMR LLC's holding of 3,884,633 Galapagos' voting rights, including its controlled undertakings’ holdings, represents 5.90% of Galapagos' currently outstanding 65,835,511 shares. FMR LLC thus remains above the 5% threshold of Galapagos’ voting rights. The full transparency notice is available on the Galapagos website.

About Galapagos
Galapagos is a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients’ lives worldwide by targeting diseases with high unmet needs. Our R&D capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to Phase 4 programs in immunology, oncology, and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is available in Europe and Japan. For additional information, please visit www.glpg.com or follow us on LinkedIn or Twitter.

Contact
Investors:
Sofie Van Gijsel
Head of Investor Relations
+1 781 296 1143

Sandra Cauwenberghs
Director Investor Relations
+32 495 58 46 63
ir@glpg.com

Media:
Marieke Vermeersch
Head of Corporate Communication
+32 479 490 603
media@glpg.com

1 Belgian Act of 2 May 2007 on the disclosure of major shareholdings in issuers whose shares are admitted to trading on a regulated market